                                                                    EXHIBIT 12.1

         The following table sets forth the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the periods shown.

                            THORNBURG MORTGAGE, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (Dollar amounts in thousands)


                             For the Period                For the Years Ended December 31,
                                 Ended        ------------------------------------------------------------
                             March 31, 2001     2000         1999         1998         1997         1996
                             --------------   --------     --------     --------     --------     --------

Net income                         10,727       29,165       25,585       22,974       41,402       25,737

Add: interest expense and
   amortization of premiums,
   discounts and capitalized
   expense related to
   indebtedness                    58,902      253,343      226,350      253,140      198,657      121,166

Earnings as adjusted               69,629      282,508      251,935      276,114      240,059      146,903

Fixed charges (interest
   expense and amortization
   of premiums, discounts
   and capitalized expense
   related to indebtedness)        58,902      253,343      226,350      253,140      198,657      121,166

Preferred stock dividend            1,670        6,679        6,679        6,679        6,251           --

Ratio of earnings to fixed
   charges and preferred
   stock dividends                  1.15x        1.09x        1.08x        1.06x        1.17x        1.21x